Trina Solar Limited
No. 2 Trina Road
Trina PV Industrial Park, New District
Changzhou, Jiangsu 213031, China
Tel: +86 519 8517 6823
Fax: +86 519 8517 6023
December 22, 2010
VIA EDGAR AND FACSIMILE
Mr. Kevin L. Vaughn, Accounting Branch Chief
Ms. Tara L. Harkins
Division of Corporation Finance
Mailstop 3030
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trina Solar Limited
Form 20-F for the Year Ended December 31, 2009
File No. 001-33195
Dear Mr. Vaughn and Ms. Harkins:
This letter sets forth the responses of Trina Solar Limited (the “Company”) to the comments contained in the letter dated December 8, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”).
For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto.
Form 20-F for the Fiscal Year Ended December 31, 2009
Item 3. Key Information, page 4
D. Risk Factors, page 6
“Our costs and expenses may increase as a result of entering into fixed price, prepaid arrangements with our suppliers,” page 8
1.
We note your response to prior comment 11. Based on this response, it appear that you are exposed to a risk of increased prices under your supply contracts should the price of polysilicon increase in future periods. Please revise this risk factor in future filings to also address the impact of such increased prices or otherwise explain why you do not believe this represents a material risk.

The Company respectfully advises the Staff that the Company will revise the risk factor in its Form 20-F for the year ended December 31, 2010 (the “2010 Annual Report”) to address the impact of fixed prices of long term supply contracts.
In Response to the Staff’s request, the Company’s proposed revised disclosure is as follows (added disclosure appears in underline):
“Polysilicon is an essential raw material used in the production of solar cells and modules. Prior to the second half of 2008, there was an industry-wide shortage of polysilicon, primarily as a result of the growing demand for solar power products. According to Solarbuzz, an independent solar energy research and consulting firm, spot prices for solar grade polysilicon were in the range of $230-$375 per kilogram for most of the first half of 2008 and rose to a peak of $450-$475 per kilogram by mid-2008. In late 2008 and 2009, however, newly available polysilicon capacity resulted in an increased supply of polysilicon, which created downward pressure on the price of polysilicon. According to Solarbuzz, the average initial price range of long-term polysilicon supply contracts decreased to $50-$60 in the fourth quarter of 2009, and spot prices for solar grade polysilicon decreased rapidly to $150-$200 per kilogram by the beginning of 2009, and further declined to $55-$60 per kilogram by the end of 2009. As the shortage of polysilicon eases, industry barriers to entry become less significant and PV module production may increase globally. A decrease in polysilicon prices and an increase in PV module production may result in substantial downward pressure on the price of PV modules. Such price reductions could have a negative impact on our revenues and earnings, and materially and adversely affect our business and results of operations.
In addition, we cannot assure you that the price of polysilicon will continue to decline or remain at its current levels, especially if the global solar power market regains its growth momentum. Increases in the price of polysilicon have in the past increased our cost of revenues, and any significant price increase in the future may adversely impact our business and results of operations. We purchase polysilicon from a limited number of international and domestic suppliers. Consistent with market practice, our medium and long-term supply contracts generally contain price adjustment provisions that offer both parties the right to adjust contract price when the fluctuation of market price during a specified period has exceeded a threshold as agreed to by both parties. If the market price of polysilicon increases significantly in the future, our counterparties will be able to renegotiate contract prices with us based on the then market price. If there is a significant increase in polysilicon price and the contract prices are renegotiated, our cost of revenues may be materially adversely affected. If such polysilicon price increase cannot be passed onto our customers by increasing the price of modules, our margins may also be materially adversely affected. We cannot assure you that our polysilicon procurement strategy will be successful in ensuring an adequate supply of polysilicon at commercially viable prices to meet our solar module production requirements.”

Consolidated Statements of Cash Flows, page F-8
2.	We note your response to prior comment 4. Similar to your response, revise future filings to clearly disclose your policy for recording changes in restricted cash as investing activities.
The Company respectfully advises the Staff that the Company will clearly disclose the policy for recording changes in restricted cash as investing activities in the 2010 Annual Report.
Note 2. Summary of Principal Accounting Policies, Page F-10
- (K) Revenue recognitions, page F-15
3.
We note your response to prior comment 6 and 10. With a view towards disclosure, please revise your future filings to clearly disclose that you extend payment terms for certain qualified customers up to 90 days.

The Company respectfully advises the Staff that the Company will clearly disclose in the 2010 Annual Report the policy that the Company offers longer payment terms to qualified customers based on ongoing credit assessments.
4.
Further to the above, we note your response to prior comment 6 that your extended payment terms are due in part to changes in the customer’s related financing agreement. You state that certain financing agreements provided that loans would be released to customers only after solar plants were constructed and connected to national grid. Please further expand your disclosures in future filings to explain in more detail how you consider the delayed financing in your consideration of the collectability criteria for revenue recognition. Specifically address how you evaluate whether the customer has the ability and intent to pay should it not obtain the related financing amounts. Also address how your evaluation considers whether the customer will satisfy the requirements to draw down the financing amounts. Provide us with a sample of your proposed revised disclosures.

In response to the Staff’s request, the Company proposes the following disclosure in Item 5. Operating and Financial Review and Prospects of the 2010 Annual Report:
“In 2009, in response to the financing constraints, our customers requested longer credit terms. As a result, we began granting extended credit terms to customers with whom we had positive historical collection experience and overall creditworthiness. To assess the creditworthiness of our customers, we generally obtain credit information from reputable third-party sources, including Dunn & Bradstreet and insurance companies that ultimately insure us against customer credit default. Our senior management also performs on-site customer visits, monitors customer payments and adjusts customer credit limits as appropriate. During the process, we evaluate the impact of potential delayed financing on the customer’s liquidity and financial position, its qualification to draw down the financing amount, as well as its ability and intent to pay should it not obtain the related financing (based on, among other things, its credit history with us and third-party credit information as described above). We believed that the extension of longer payment terms is in line with changes in the industry and is not necessarily an indication that our customers are less likely to satisfy their obligations. Based on this and the procedures that we performed around customer credit and collectability, we believed that collectability continued to be reasonably assured and, accordingly, such extended credit terms did not affect revenue recognition.”
*     *     *

The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional questions or comments regarding the 2009 Form 20-F, please contact the undersigned at +86 519 8517 6823, or our U.S. counsel, Latham & Watkins, attention: David Zhang at +852 2912 2503 . Thank you.

Very truly yours,
By:	/s/ Terry Wang
Terry Wang
Chief Financial Officer

cc:	David Zhang, Esq. Latham & Watkins
Benjamin Su, Esq. Latham & Watkins LLP
Patrick Tsang, Deloitte Touche Tohmatsu CPA Ltd
Chen Qu, Deloitte Touche Tohmatsu CPA Ltd